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April 4, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of X-Rite, Incorporated (CIK: 0000790818)

Ladies and Gentlemen:

On behalf of X-Rite, Incorporated (“X-Rite”), please find enclosed X-Rite’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”). Please be advised that the Proxy Statement relates to the transaction which is the subject of the Registration Statement on Form S-4 filed by X-Rite on March 23, 2006 (registration no. 333-132669). Thank you for your attention to this matter.

Very truly yours,

/s/    Heidi J. Steele

Heidi J. Steele

Enclosure

U.S. practice conducted through McDermott Will & Emery LLP.

227 West Monroe Street Chicago Illinois 60606-5096 Telephone: 312.372.2000 Facsimile: 312.984.7700 www.mwe.com